

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via E-mail

Mr. Scott D. Peters
Chief Executive Officer, President and Chairman
Healthcare Trust of America, Inc.
16435 North Scottsdale Road, Suite 320
Scottsdale, Arizona 85254

> **Re: Healthcare Trust of America, Inc.**
> **Schedule TO-I**
> **Filed June 6, 2012**
> **File No. 005-86768**

Dear Mr. Peters:

We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment is applicable to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Summary Term Sheet

1. We note that the issuer may determine in its "sole and absolute discretion" whether the consummation of the Offer or the purchase of Class A Shares from any stockholder could jeopardize the company's qualification and taxation as a REIT for U.S. federal income tax purposes. Offer conditions that are determinable in the issuer's exclusive discretion imply that the conditions may be asserted at any time for any reason, and therefore may result in the offer being considered illusory. Illusory offers are inconsistent with Section 14(e). Please revise to include an objective standard for the determination of whether this condition has been satisfied. See Section II. B. of Exchange Act Release No. 43069 (July 31, 2000). Please make conforming changes throughout the remainder of the document.

1. Number of Class A Shares; Purchase Price; Proration.

2. We note that for a variety of reasons, the issuer does not expect it will be able to calculate the final proration factor and commence payment for any Class A Shares purchased pursuant to the Offer until up to five business days after the Offer's expiration date. Please advise us, with a view toward revised disclosure, why proration has been estimated to take up to five business days given the prompt payment requirements of Rule 13e-4(f)(5) and Rule 14e-1(c). See Section II. B. of Exchange Act Release No. 43069 (July 31, 2000).

4. Withdrawal Rights

3. We note that tendered shares not already accepted for payment after the expiration date of July 18, 2012 may not be withdrawn until August 5, 2012. Forty business days after the commencement of the Offer on June 6, 2012 will elapse, however, at the end of August 1, 2012. Please revise to conform with the requirements of Rule 13e-4(f)(2)(ii) and make conforming changes throughout the remainder of the document, or advise.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares.

4. The information provided in response to Item 8 of Schedule TO-I does not appear to fully comply with Item 1008 of Regulation M-A. Specifically, the disclosure refers to the issuer's "share repurchase plan" involving Class A shares during the 60 days prior to June 6, 2012, but provides no additional information regarding any such transactions. Please revise to provide the information required under Item 1008(b) of Regulation M-A, or advise.

Exhibit (a)(5)(f) – Press Release

5. None of the forward-looking statements made in connection with this tender offer are eligible to be defined within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. Please revise the Schedule TO to remove the implication that forward-looking statements made in connection with this tender offer are eligible to receive the Private Securities Litigation Reform Act of 1995's safe harbor protections.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551- 3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Peter T. Healy, Esq.
Eric Sibbitt, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111